METASTAT, INC.
27 DryDock Ave, 2nd Floor
Boston, MA 02210

June 23, 2015

Kate Maher, Esq. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	MetaStat, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 1, 2015
File No. 333-203361

Dear Ms. Maher:

On behalf of MetaStat, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated June 11, 2015 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1, as amended (the “Form S-1”). Contemporaneously with this submission, we have filed a further amended Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the responses of the Company below.  In addition, the Amended Form S-1 reflects revised disclosure with respect to certain recent developments as summarized in the prospectus summary of the Amended Form S-1, including recent changes to management. To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter as follows:

Comment Number	Comment and Response

Certain Relationships and Related Transactions, and Director Independence, page 83

1.
Please name the related persons involved with each transaction required to be disclosed by Regulation S-K Item 404. In this regard, we note that you name Dr. David Epstein as “one of [y]our directors” in this section; please tell us where you disclose the information required by Regulation S-K Item 401 regarding this director.

COMPANY RESPONSE:  We have revised the disclosure in this section to indicate that Dr. Epstein is a former director and resigned from the board of directors on May 16, 2015.

Selling Stockholders, page 84

2.
Please revise your disclosure added in response to the second sentence of prior comment 2 to clarify whether the services that the broker-dealers provided in exchange for the offered securities were underwriting activities. Also, please tell us whether each of the broker-dealers mentioned in the penultimate paragraph of page 84 was registered under the Securities Exchange Act of 1934 as a broker-dealer at the time that it engaged in underwriting activities in connection with your securities offerings.

COMPANY RESPONSE:  We have revised the disclosure in accordance with the Staff’s comment to clarify the services that the broker-dealers provided in exchange for the offered securities were underwriting activities and that such broker-dealers were registered under the Exchange Act at the time that they engaged in underwriting activities in connection with our securities offerings.

***

Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning any of the foregoing, please contact David J. Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,

/s/ Douglas A. Hamilton
Douglas A. Hamilton, CEO